GLOBALFOUNDRIES INC.

Interim Condensed Consolidated Financial Statements as of
December 31, 2021 and March 31, 2022, and
for the Three Months Ended March 31, 2021 and 2022

GLOBALFOUNDRIES INC.

TABLE OF CONTENTS

GLOBALFOUNDRIES INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2021 AND MARCH 31, 2022
(in millions)

	As of
	December 31, 2021	March 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$2,939	$3,264
Receivables, prepayments and other assets	1,208	1,152
Other current financial assets	23	58
Inventories	1,121	1,185
Total current assets	5,291	5,659
Noncurrent assets:
Property, plant and equipment, net	8,713	9,173
Goodwill and intangible assets, net	377	365
Other noncurrent financial assets	40	78
Deferred tax assets	353	337
Receivables, prepayments and other assets	254	290
Total noncurrent assets	9,737	10,243
Total assets	$15,028	$15,902

LIABILITIES AND EQUITY
Current liabilities:
Trade payables and other current liabilities	$2,586	$2,780
Provisions	116	115
Current portion of deferred income from government grants	29	28
Current portion of lease obligations	135	116
Current portion of long-term debt	297	281
Total current liabilities	3,163	3,320
Noncurrent liabilities
Noncurrent portion of deferred income from government grants	147	185
Provisions	233	232
Noncurrent portion of lease obligations	291	333
Noncurrent portion of long-term debt	1,716	1,830
Other noncurrent liabilities	1,445	1,663
Total noncurrent liabilities	3,832	4,243
Total liabilities	6,995	7,563
Equity:
Share capital
Ordinary shares, $0.02 par value, 531,846 thousand shares issued and outstanding as of December 31, 2021 and March 31, 2022	11	11
Additional paid-in capital	23,487	23,540
Accumulated deficit	(15,469)	(15,290)
Accumulated other comprehensive income (loss)	(54)	21
Equity attributable to the shareholders of GLOBALFOUNDRIES INC.	7,975	8,282
Non-controlling interest	58	57
Total equity	8,033	8,339
Total liabilities and equity	$15,028	$15,902
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GLOBALFOUNDRIES INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2022
(in millions, except per share amounts)

	Three Months Ended March 31
	2021	2022
Net revenue	$1,418	$1,940
Cost of revenue	1,319	1,471
Gross profit	99	469
Research and development expenses	103	128
Selling, general and administrative expenses	91	116
Operating expenses	194	244
Profit (loss) from operations	(95)	225
Finance expenses, net	(28)	(28)
Share of profit of joint ventures and associates	1	1
Other income, net	6	9
Profit (loss) before income taxes	(116)	207
Income tax expense	(11)	(29)
Net income (loss) for the period	$(127)	$178
Attributable to:
Shareholders of GLOBALFOUNDRIES INC.	(126)	179
Non-controlling interest	(1)	(1)
Net income (loss) for the period	$(127)	$178
Net earnings (loss) per share attributable to the equity holders of the Company:
Basic weighted average common shares outstanding	500	532
Diluted weighted average common shares outstanding	500	549
Basic earnings (loss) per share	$(0.25)	$0.34
Diluted earnings (loss) per share	$(0.25)	$0.33

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GLOBALFOUNDRIES INC.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS) INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2022

(in millions)

	Three Months Ended March 31
	2021	2022
Net income (loss) for the period	$(127)	$178
Attributable to:
Shareholders of GLOBALFOUNDRIES INC.	(126)	179
Non-controlling interest	(1)	(1)
Net income (loss) for the period	$(127)	$178

Other comprehensive income (loss), net of tax:
Items that may be reclassified subsequently to profit or loss:
Share of foreign exchange fluctuation reserve of joint ventures	(7)	(2)
Effective portion of changes in the fair value of cash flow hedges	(22)	79
Income tax effect	1	(2)
Total other comprehensive income (loss)	$(28)	$75

Attributable to:
Shareholders of GLOBALFOUNDRIES INC.	(28)	75
Total other comprehensive income (loss) for the period	$(28)	$75

Total comprehensive income (loss) for the period	$(155)	$253

Attributable to:
Shareholders of GLOBALFOUNDRIES INC.	(154)	254
Non-controlling interest	(1)	(1)
Total comprehensive income (loss) for the period	$(155)	$253
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GLOBALFOUNDRIES INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2022

(in millions)

	Equity Attributable to Shareholders of GLOBALFOUNDRIES Inc.
	Common Shares		Additional Paid-In Capital	Loan from Shareholder	Accumulated Deficit	Hedging Reserve	Share of Foreign Currency Translation Reserve	Total	Non Controlling Interest	Total Equity
	Shares	Amount

As of December 31, 2020	500,000,000	$10	$11,708	$10,681	$(15,219)	$(15)	$12	$7,177	$65	$7,242
Repayment of loan from shareholder	–	—	—	(126)	—	—	—	(126)	—	(126)
Net loss	–	—	—	—	(126)	—	—	(126)	(1)	(127)
Other comprehensive loss	–	—	—	—	—	(21)	(7)	(28)	—	(28)
As of March 31, 2021	500,000,000	$10	$11,708	$10,555	$(15,345)	$(36)	$5	$6,897	$64	$6,961

As of December 31, 2021	531,845,744	$11	$23,487	$—	$(15,469)	$(57)	$3	$7,975	$58	$8,033
Share-based compensation	—	—	$53	$—	$—	$—	$—	$53	$—	$53
Net income (loss)	—	—	$—	$—	$179	$—	$—	$179	$(1)	$178
Other comprehensive income (loss)	—	—	$—	$—	$—	$77	$(2)	$75	$—	$75
As of March 31, 2022	531,845,744	$11	$23,540	$—	$(15,290)	$20	$1	$8,282	$57	$8,339

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GLOBALFOUNDRIES INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2022

(in millions)

	Three Months Ended March 31,
	2021	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(127)	$178
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	325	356
Amortization of intangible assets	52	52
Share-based compensation	—	53
Interest and income taxes paid	(22)	(18)
Finance expenses, net	28	28
Amortization of deferred income from government grants	(9)	(8)
Deferred income taxes	15	19
Gain on disposal of property, plant and equipment	(4)	(5)
Other operating activities	(15)	1
Change in assets and liabilities:
Receivables, prepayments, other assets and other noncurrent assets	(27)	16
Inventories	(31)	(64)
Trade and other payables	(37)	237
Net cash provided by operating activities	148	845

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(260)	(612)
Purchases of intangible assets	(42)	(31)
Advances and proceeds from sale of property, plant and equipment and intangible assets	46	9
Other investing activities	(1)	(5)
Net cash used in investing activities	(257)	(639)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of shareholder loan	(126)	—
Net proceeds from borrowings	117	214
Repayments of debt and finance lease obligations	(192)	(107)
Other financing activities	39	11
Net cash (used in) provided by financing activities	(162)	118
Effect of exchange rate changes on cash and cash equivalents	(2)	1
Net (decrease) increase in cash and cash equivalents	(273)	325
Cash and cash equivalents at the beginning of the period	908	2,939
Cash and cash equivalents at the end of the period	$635	$3,264
Noncash investing and financing activities:
Amounts payable for property, plant and equipment	$277	$519
Property, plant and equipment acquired through lease	$47	$60
Amounts payable for intangible assets	$136	$114

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2022

(in millions)

1. CORPORATE INFORMATION

GLOBALFOUNDRIES Inc. (“GLOBALFOUNDRIES”) is an exempted company with limited liability incorporated under the laws of the Cayman Islands. The address of GLOBALFOUNDRIES’ registered office is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands.

GLOBALFOUNDRIES and its subsidiaries (together referred to as the “Company”) is one of the world’s leading semiconductor foundries and offers a full range of mainstream wafer fabrication services and technologies. The Company manufactures a broad range of semiconductor devices, including microprocessors, mobile application processors, baseband processors, network processors, radio frequency modems, microcontroller, and power management units.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance — The interim condensed consolidated financial statements of GLOBALFOUNDRIES as of December 31, 2021 and March 31, 2022 and for the three months ended March 31, 2021 and 2022, have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and should be read in conjunction with the Company’s annual consolidated financial statements, included in GLOBALFOUNDRIES' Annual Report on Form 20-F for the year ended December 31, 2021.

The interim condensed consolidated financial statements were authorized by the Audit, Risk and Compliance Committee of GLOBALFOUNDRIES’ Board of Directors on June 10, 2022 to be issued and subsequent events have been evaluated for their potential effect on the interim condensed consolidated financial statements through June 13, 2022.

Significant Accounting Judgments, Estimates and Assumptions — The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses as well as the disclosure of commitments and contingencies. Actual results may differ from these estimates and such differences may be material to the interim condensed consolidated financial statements.

Change in Presentation — After a review of the Company’s financial statements, certain format changes have been made to the statement of financial position as of December 31, 2021. These format changes include the presentation of the Company’s current assets, noncurrent assets, current liability, noncurrent liability and equity based on degree of liquidity. IAS 1 does not mandate a specific order or classification of accounts on the statement of financial position. This change is not a change in estimate or a change in accounting policy. The format changes did not result in a change to previously reported financial position.

Significant Accounting Policies — The accounting policies (including accounting judgements, estimates and assumptions) adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2021.

Recent Accounting Pronouncements, Adopted:

Amendments to IFRS 9, IAS 39, IFRS 7 and IFRS 16 Interest Rate Benchmark Reform (“IBOR reform”)

Refer to the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2021.

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2022

(in millions)

3. NET REVENUE

The following table presents the Company’s revenue disaggregated based on revenue source and timing of revenue recognition. The Company believes these categories best depict how the nature, timing, and uncertainty of revenue cash flows are affected by economic factors.

	Three Months Ended March 31,
	2021	2022
Type of goods and services:
Wafer fabrication	$1,328	$1,825
Engineering and other pre-fabrication services	90	115
	$1,418	$1,940

Timing of revenue recognition:
Revenue recognized over time	$82	$127
Revenue recognized at a point in time	1,336	1,813
	$1,418	$1,940

4. INVESTMENTS IN JOINT VENTURES

The following table presents the change in investment in joint ventures:

	December 31, 2021	March 31, 2022
Balance, beginning of period	$36	$38
Share of profits for the period	4	1
Dividends declared during the period	(2)	(1)
Balance, end of period	$38	$38

There have been no changes to the Company's ownership in investments in joint ventures from the previously audited annual consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2021.

5. INCOME TAXES
For tax reporting purposes, the Company consolidates its entities under GLOBALFOUNDRIES Inc., a Cayman Islands entity. As a Cayman Islands corporation, the Company’s domestic statutory income tax rate is 0.0%. The difference between the Company’s domestic statutory income tax rate and its (provision) benefit for income taxes is due to the effect of the tax rates in the other jurisdictions in which the Company operates.

The effective tax rate for the three months ended March 31, 2021 and 2022 was 9.5% and 14.0%, respectively. The increase in the effective tax rate in the first quarter of 2022 was primarily due to higher mix of income in jurisdictions with higher tax rates than the Cayman statutory tax rate and incremental withholding taxes incurred.

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2022

(in millions)

6. EARNINGS PER SHARE

Basic earnings per share ("EPS") is calculated based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based upon the weighted average number of common shares outstanding during the period assuming the issuance of common shares for all potentially dilutive common shares outstanding. Basic and diluted earnings (loss) per share have been calculated for the three months ended March 31, 2021 and 2022 as follows:

	Three Months Ended March 31,
	2021	2022
	(in millions, except for per share amounts)
Net income (loss) available to equity shareholders of the Company	$(126)	$179

Weighted average shares outstanding:
Basic	500	532
Diluted	500	549

Total basic and diluted EPS attributable to equity shareholders:
Basic	$(0.25)	$0.34
Diluted	$(0.25)	$0.33

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2022

(in millions)

7. RECEIVABLES, PREPAYMENTS AND OTHER ASSETS

	December 31, 2021	March 31, 2022
Current:
Trade receivables, other than related parties	$872	$819
Unbilled accounts receivable(1)	43	42
Other receivables	239	239
Receivables from government grants	46	44
Receivables from related parties	8	8
	$1,208	$1,152
Noncurrent:
Advances to suppliers(2)	$199	$235
Non-trade receivables	13	13
Other	42	42
Total	$254	$290

(1) Unbilled accounts receivable represents amounts recognized on revenue contracts less associated advances and progress billings. These amounts will be billed in accordance with the agreed-upon contractual terms or rendering services.
(2) Primarily represents advances to supplier to offset against future purchases.

The following table summarizes the activity in the Company’s unbilled accounts receivable for the twelve-months ended December 31, 2021 and the three months ended March 31, 2022, respectively:

	December 31, 2021	March 31, 2022
Balance, beginning of period	$62	$43
Revenue recognized during the period	44	32
Amounts invoiced	(69)	(33)
Other	6	—
Balance, end of period	$43	$42

8. INVENTORIES

The Company states inventories at the lower of cost or net realizable value for finished goods, work-in-progress, raw materials, and supplies. The Company makes inventory write-downs on an item-by-item basis, except where it may be appropriate to group similar or related items.

	December 31, 2021	March 31, 2022
Work in progress, net	$916	$996
Raw materials and supplies, net	205	189
Total	$1,121	$1,185

The Company recorded $12 of reversal of inventory-write downs for the three months ended March 31, 2022.

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2022

(in millions)

9. LONG TERM DEBT
The following table outlines the terms and amounts of the Company’s debt:

Description	Currency	Nominal Interest Rate	Year of Maturity	December 31, 2021 Carrying Amount	March 31, 2022 Carrying Amount

Accounts Receivable Factoring	USD	LIBOR + 0.90%	2022	16	—
2018 Tool Equipment Purchase and Lease Financing	USD	LIBOR + 1.60%	2023	75	75
2019 Tool Equipment Purchase and Lease Financing	USD	LIBOR + 1.75%	2024	84	84
2019 USD Dresden Equipment Financing	USD	LIBOR + 1.75%	2024	36	36
2020 USD Equipment Financing	USD	LIBOR + 1.90%	2025	59	59
2019 EUR Dresden Equipment Financing	EUR	LIBOR + 1.75%	2026	14	14
Various	EUR, USD	Various	2024-2026	13	13
Current total				$297	281

2018 Tool Equipment Purchase and Lease Financing	USD	LIBOR + 1.60%	2023	19	—
2019 Tool Equipment Purchase and Lease Financing	USD	LIBOR + 1.75%	2024	106	85
2019 USD Dresden Equipment Financing	USD	LIBOR + 1.75%	2024	144	144
2020 USD Equipment Financing	USD	LIBOR + 1.90%	2025	152	138
USD Term Loan A	USD	LIBOR + 2.90%	2025	647	648
EUR Term Loan A	EUR	EURIBOR + 2.60%	2025	94	92
2019 EUR Dresden Equipment Financing	EUR	EURIBOR + 1.75%	2026	423	417
2021 SGD EDB Loan	SGD	1.40%	2041	90	267
Various	EUR, USD, SGD	Various	2024-2027	41	39
Noncurrent total				1,716	1,830
Total				$2,013	$2,111

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2022

(in millions)

The following table summarizes available unutilized credit facilities available to the Company to maintain liquidity necessary to fund operations:

		December 31, 2021	March 31, 2022

SGD EDB Loan	Committed	$1,029	$814
Citibank Revolving Credit Facility	Committed	1,010	1,010
Societe Generale Singapore Revolving Credit Facility	Uncommitted	27	27
Societe Generale Singapore Factoring	Committed	75	—
Other	Uncommitted	4	4
Total		$2,145	$1,855

10. RELATED PARTY DISCLOSURES

Balances with related parties disclosed in the interim condensed consolidated statements of financial positions relate to Silicon Manufacturing Partners Pte Ltd. ("SMP"). SMP is a joint venture with LSI Technology (Singapore) Pte. Ltd. The Company holds a 49% interest in SMP and manages all aspects of its manufacturing operations. The total amounts of $8 and $8 due from related parties as of December 31, 2021 and March 31, 2022, respectively, have been included in receivables, prepayments and other assets (see Note 7). The $9 and $7 of the due to related parties balance as of December 31, 2021 and March 31, 2022, respectively, have been included in trade and other payables.

The following table presents the related party transactions included in the interim condensed consolidated statements of operations and comprehensive loss:

	Three Months Ended March 31,
	2021	2022
Purchases from: *
SMP	$17	$13

Other transactions with:
SMP (reimbursement of expenses and contribution of tools)	$11	$10

*    Purchases from SMP primarily comprised wafer purchases.

11. COMMITMENTS AND CONTINGENCIES

Commitments — The Company’s unconditional purchase commitments are as follows:

	December 31, 2021	March 31, 2022
Contracts for capital expenditures	$2,995	$4,425
Contracts for operating expenditures	3,405	3,819
	$6,400	$8,244
Due within the next 12 months	$3,543	$4,058

In addition to the above, the Company obtained letters of credit to primarily guarantee the PILOT bonds’ interest payments, payments for utility supplies and foreign statutory payroll related charges. The Company has available letters of credit facilities of $20 and $20 as of December 31, 2021 and March 31, 2022, respectively, and has drawn down bank guarantees of $3 and $3 as of December 31, 2021 and March 31, 2022, respectively.

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2022

(in millions)

Contingencies — From time to time, the Company is a party to claims that arise in the normal course of business. These claims include allegations of infringement of intellectual property rights of others as well as other claims of liability. In addition, the Company, on a case-by-case basis, includes intellectual property indemnification provisions in the terms of sale and technology licenses with third parties. The Company is also subject to various taxes in the different jurisdictions in which it operates. These include property, goods and services, and other non-income taxes. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not believe it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to the interim condensed consolidated statements of financial position or interim condensed consolidated statements of operations and comprehensive loss.

On April 28, 2021, International Business Machines (“IBM”) sent the Company a letter alleging that the Company did not fulfill the Company’s obligations under the contracts the Company entered into with IBM in 2014 associated with the Company’s acquisition of IBM’s Microelectronics business. IBM asserted that the Company engaged in fraudulent misrepresentations during the underlying negotiations, and claimed the Company owed them $2,500 in damages and restitution. On June 7, 2021, the Company filed a complaint with the New York State Supreme Court (the “Court”) seeking a declaratory judgment that the Company did not breach the relevant contracts. IBM subsequently filed its complaint with the Court on June 8, 2021. On September 14, 2021, the Court granted our motion to dismiss IBM’s claims of fraud, unjust enrichment and breach of the implied covenant of good faith and fair dealing. IBM appealed its fraud claim, and on April 8, 2022, the New York Appellate Division reversed the Court’s decision. The Company believes, based on discussions with legal counsel, that we have meritorious defenses against IBM’s claims. The Company disputes IBM’s claims and intends to vigorously defend against them.

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2022

(in millions)

12. FAIR VALUE MEASUREMENT OF ASSETS AND LIABILITIES

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:
•Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities;
•Level 2: Inputs other than quoted prices in active markets in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for similar assets or liabilities that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability; and
•Level 3: Unobservable inputs for which little or no market data exists, therefore requiring management judgment to develop the Company’s own models with estimates and assumptions.
Financial Instruments Measured at Fair Value on a Recurring Basis

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis:

	Fair Value Measurement at Reporting Date Using
		Quoted Prices Identical Assets/ Liabilities	Significant Other Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2021
Assets:
Cash equivalents (1)	$2,175	$2,150	$25	$—

Investments in equity instruments (2)	$17	$1	$—	$16

Derivatives (3)	$26	$—	$26	$—

Liabilities:
Derivatives (3)	$66	$—	$66	$—

March 31, 2022
Assets:
Cash equivalents (1)	$2,027	$2,002	$25	$—

Investments in equity instruments (2)	$17	$1	$—	$16

Derivatives (3)	$97	$—	$97	$—

Liabilities:
Derivatives (3)	$68	$—	$68	$—

(1) Included in cash and cash equivalents on the Company’s interim condensed consolidated statements of financial position.
(2) Included in current and noncurrent receivables, prepayments and other assets on the Company’s interim condensed consolidated statements of financial position.
(3) Consists of foreign currency forward contracts, interest rate swaps, cross currency swaps and commodity hedge. Included in other current and noncurrent financial assets on the Company’s interim condensed consolidated statements of financial position.

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2022

(in millions)

During the three months ended March 31, 2021 and the three months ended March 31, 2022, there were no transfers between Level 1 and Level 2 fair value measurements.

Assets Measured and Recorded at Fair Value on a Non-Recurring Basis

Certain assets and liabilities, such as equity method investments, intangible assets and property, plant and equipment, and other non-financial assets, are recorded at fair value only if an impairment or observable price adjustment is recognized in the current period.

Financial Instruments Not Recorded at Fair Value on a Recurring Basis

Financial instruments not recorded at fair value on a recurring basis include grants receivable, loans receivable, lease obligations and the Company’s current and noncurrent portion of long-term debt.

The carrying and fair values of the Company’s financial instruments not recorded at fair value on a recurring basis are presented in the following table, classified according to the categories of financial liabilities at amortized cost (“FLAC”):

		December 31, 2021		March 31, 2022
Financial Liabilities	Category	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt	FLAC	2,013	2,006	2,111	2,080
Total		$2,013	$2,006	$2,111	$2,080

Estimated fair values of long-term debt are based on quoted prices for similar liabilities for which significant inputs are observable and represents a Level 2 valuation. The fair values are estimated based on the type of loan and their maturities. The Company estimates the fair value using market interest rates of debts with similar maturities.

13. Share-Based Compensation

We measure and recognize compensation expense related to share-based transactions, including employee, consultant, and non-employee director share option awards, in our consolidated financial statements based on fair value. We estimate the share option fair value at the date of grant using the Black-Scholes option pricing model, which requires management to make certain assumptions of future expectations based on historical and current data. The assumptions include the expected term of the share option, expected volatility, dividend yield, and risk-free interest rate. The expected term represents the amount of time that options granted are expected to be outstanding, based on forecasted exercise behavior. The risk-free rate is based on the rate at grant date of zero-coupon U.S. Treasury notes with a term comparable to the expected term of the option. We estimate expected volatility based on the historical volatility of comparable public entities’ share price from the same industry. We base our dividend yield on forecasted expected payments, which we expect to be zero for the immediate future. We recognize compensation expense over the vesting period of the award on a graded attribution basis, and we estimate forfeitures.

Employee Stock Purchase Plan
In connection with, and prior to the consummation of, the Company's initial public offering, the Company's board of directors adopted, and Mubadala Investment Company PJSC ("Mubadala") approved, the GLOBALFOUNDRIES Inc. 2021 Employee Stock Purchase Plan (the “ESPP”). The ESPP is administered by the Company's board of directors or, as applicable, its delegate (the “ESPP Administrator”).
Subject to certain equitable adjustments in connection with certain events affecting the outstanding ordinary shares reserved for issuance as awards, the maximum aggregate number of our ordinary shares that may be issued or transferred under the ESPP with respect to awards is 7,500,000 ordinary shares; provided that the share reserve under the ESPP will, unless otherwise determined by our board of directors, automatically increase on January 1 of each year for 8 years commencing on January 1, 2023 and ending on (and including) January 1, 2031 in an amount equal to 0.25% of the total number of ordinary shares outstanding on December 31 of the preceding year. In no event will the number of ordinary shares that may be issued or transferred pursuant to rights granted under the ESPP exceed 18,750,000, in the aggregate, subject to the adjustments described above.